Mailstop 3561

September 4, 2007

<u>Via U.S. Mail</u>

Curtis Probst
Vice President
Goldman Sachs Asset Backed Securities Corp.
85 Broad Street
New York, NY 10004

Re: GS Auto Loan Trust 2006-1
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File no. 333-132001-01

Dear Mr. Probst,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc: Stuart M. Litwin, Esq.
       Mayer, Brown, Rowe & Maw LLP
       via facsimile: 312/706-8165